EXHIBIT 11.1

Ethics Code

Company values

EDAP-TMS

Table of Contents

FOREWARD	3
WHAT IS THE PURPOSE OF THIS CODE?	4
TO WHOM DOES THIS CODE APPLY?	5
HOW IS THIS CODE USED?	5
WHAT IS THE MANAGER’S ROLE IN EDAP-TMS MEASURES?	6
RULES OF GOOD CONDUCT REGARDING PEOPLE	7
DIVERSITY AND EQUAL OPPORTUNITY	7
HARASSMENT	8
RESPECTING PRIVACY AND PERSONAL DATA PROTECTION	9
RESPECTING HYGIENE, SAFETY, AND THE ENVIRONMENT	11
RULES OF GOOD CONDUCT REGARDING EDAP-TMS	12
CONFIDENTIALITY AND PROTECTION OF SENSITIVE INFORMATION	12
PRESERVING IMAGE	14
PRESERVING INTELLECTUAL PROPERTY	15
USE OF COMPANY ASSETS	16
RULES OF GOOD CONDUCT REGARDING THIRD PARTIES AND STAKEHOLDERS	17
PREVENTING CONFLICTS OF INTEREST	17
PREVENTING INSIDER TRADING	18
RESPECTING FREE COMPETITION	19
FIGHTING ILLICIT PAYMENTS AND CORRUPTION	22
SECURITY IN RELATIONSHIPS WITH SUPPLIERS	23
BEST PRACTICES FOR PROMOTION	24
PRODUCT SAFETY AND QUALITY	25
COMPLIANCE WITH AMERICAN LEGISLATION REGARDING COUNTRIES UNDER EMBARGO	26
INFORMATION OBLIGATIONS AND ALERT SYSTEM	27
EDAP-TMS EMPLOYEE ENDORSEMENT OF ETHICS CODE	28

FOREWARD

Since its founding in 1979, EDAP-TMS has been heavily involved in introducing new and innovative technologies to develop a non-invasive approach to treating urological disorders.

Thanks to renowned technical and industrial skills, passionate teams, excellent products, and effective cooperation, we are at once part of longevity and the future.

This same commitment to strong ethical values and social responsibility ensures success in the long term.

It is my deep belief that respecting these values, along with the conviction to contribute to this noble profession of healing people, constitutes for our employees a tremendous opportunity for growth, commitment and motivation, in the service of collective performance.

The Ethics Code that we are formally adopting today is the reflection of the implementation of these values. It embodies a set of simple but fundamental principles that must motivate employees in their behavior and guide each of us in our daily responsibilities.

The purpose of this code is to unite the men and women of our company around these values, to be one of the foundations of their actions and to uphold our clients’, suppliers’ and our partners’ image of EDAP-TMS.

I hope that all EDAP-TMS employees will claim full ownership of this ethics code, because it is a company’s values and culture that make the difference.

/s/ Marc OCZACHOWSKI

Chief Executive Officer

The Ethics Code of EDAP-TMS draws its sources from international conventions on the upholding of human rights or the fight against corruption, as well as statutory provisions.

In this respect, the Board of Directors fully supports the ethics approach carried out by the group’s General Management.

/s/ Philippe CHAUVEAU

Chairman of the Board of Directors

WHAT IS THE PURPOSE OF THIS CODE?

EDAP-TMS pays particular attention to the principles of ethics and honesty and compliance with the legal and regulatory provisions that govern its activity.

EDAP-TMS adheres to the principles of the Universal Declaration on Human Rights, the International Labor Organization, and the Organization for Economic Cooperation and Development (OECD).

In this context, the Ethics Code allows each employee to examine the attitude they must adopt in delicate situations that they may encounter in their relationships both within and outside of the company.

It is the realization of EDAP-TMS’s responsibility towards its employees and towards all stakeholders in its activities.

With regard to its employees, EDAP-TMS is committed to diversity, equal opportunity, safety and respect at work. Our employees are one of the company’s main strengths, and they must have a safe and healthy work environment, where talent and personal merit are recognized, diversity is valued, private life is respected and the right balance between personal and professional life is taken into account.

With regard to its stakeholders, whether they be:

•	Patients: EDAP-TMS ensures the safety and quality of its products, in compliance with legal, regulatory, and internal regulations in place in order to fulfill its duty of information and integrity.
•	Health Professionals: EDAP-TMS ensures compliance with legislation on the transparency of existing links between companies producing or marketing health-related products and participants in the health sector (Sunshine act in the United States, or the Bertrand Law of 2011 in France).
•	Suppliers and service providers: EDAP-TMS determines its business relations in compliance with local laws, internal charters and requirements in the fields of human rights and working conditions, the environment and ethics.

EDAP-TMS calls on its suppliers to commit themselves to taking action against corruption in all its forms.

•	Officials and state representatives: EDAP-TMS is committed to strict compliance with anti-corruption laws and regulations, such as the OECD Convention, or the Foreign Corrupt Practices Act.
•	Shareholders and investors: EDAP-TMS provides regular and transparent information on the group's activity, strategy, operational and financial performance, outlook and financial characteristics to assess the company's situation.

As a result, any behavior that does not comply with the ethics code may be sanctioned by the company.

TO WHOM DOES THIS CODE APPLY?

The Ethics Code applies to all EDAP-TMS employees, but also to company officers, members of the company’s management committees and its affiliates worldwide, as well as members of the company’s board of directors.

The French version is the reference document in France and the English version is the reference document outside of France.

The Ethics Code is available on the EDP-TMS institutional website (http://investor.edap-tms.com/corporate-governance.cfm).

HOW IS THIS CODE USED?

This Ethics Code specifies company standards on a set of themes on which an employee may have to make a discretionary decision, depending on the circumstances, and to arbitrate between different principles and values that may conflict with one another.

Where legislation imposes higher standards than those of this Code, legislation must always prevail. If, on the other hand, the Code contains more stringent rules, they must prevail, unless there is an activity deemed to be illegal at the local level.

Reading this code in full allows you to understand EDAP-TMS standards and expectations with regard to ethics.

However, since no document can predict or deal with all situations that may arise, it is important to ask the following questions each time an employee is confronted with a situation that may lead to this type of decision.

1. Is it in compliance with the Ethics Code?
2. Is it legal?
3. Is it in line with our principles with regards to ethics, integrity, respect, and transparency?
4. What would the impact be on our stakeholders and could I justify my decision?
5. Would I be comfortable if my decision were made public internally and externally?

If the answer to any of these questions is no, or if you are unsure, the best practice is to consult and discuss openly with the appropriate person (manager, financial director, internal oversight, human resources) before acting.

The Ethics Code does not, however, replace existing policies and you should thus continue to refer to all rules and standards defined in the workplace.

This code was designed to offer a framework for these policies and standards and to allow better understanding of their logic and purpose.

WHAT IS THE MANAGER’S ROLE IN EDAP-TMS MEASURES?

Ethical questions are rarely simple, but they should not be avoided.

It is the responsibility of EDAP-TMS managers to set the example and encourage ethical conduct.

Beyond their daily behavior, which should be exemplary, some simple gestures will show the importance managers place on ethical behavior at EDAP-TMS.

In particular:

-	Always have the Ethics Code handy;
-	Never ask or even suggest that employees do not comply with the Ethics Code;
-	Take the time to explain the Ethics Code to new employees;
-	Find time throughout the year to devote to talking about ethical questions;
-	Regularly consider the ethical dilemmas that may arise during business;
-	Value employees’ particularly ethical or courageous behavior;

Managers must ensure that they are informed on this ethics code’s recommendations and must make them known to their teams.

In the event that an employee has a question the manager cannot answer, the manager must direct the employee towards the department that can best advise them (HRD, DAF, Legal).

Reaching financial or business goals can in no case be done in a manner incompatible with the principles and objectives in this Ethics Code. The interests of the company can never be served well by illegal or unethical practices.

RULES OF GOOD CONDUCT REGARDING PEOPLE

DIVERSITY AND EQUAL OPPORTUNITY

The company strives to promote diversity within its organization and considers differences between employees and business partners to be an essential asset to the success of an international company.

The company strives to promote equal opportunity for each employee or candidate in terms of recruitment, access to training, pay, social protection, internal mobility and professional growth.

Only skills and experience will be taken into consideration.

EDAP-TMS encourages maintaining a favorable, creative, and non-discriminatory work environment that respects diversity and individual dignity.

EDAP-TMS is thus committed to prohibiting any form of discrimination on the basis of background, age, gender, religion, sexual orientation, physical appearance, health status, handicap or trade-union membership.

In practice

One of my colleagues keeps talking about a woman at the company in a sexist way and openly shows no respect for her. I feel awkward about his attitude. How should I behave?
The employee’s attitude goes against the company’s ethical principles in terms of fighting discrimination against employees based on background, gender or religious beliefs.
Any employee faced with this kind of behavior must not hesitate to bring this situation to the attention of their manager, or the Human Resources Department.

I often hear that diversity is important for the company. Does this mean that I should encourage hiring or promoting women or people from ethnic minorities?
Hiring should be done based on skills and experience. Employees involved in the recruitment process should thus choose the best candidate for the available position. But they must keep in mind that diversity does not only mean women and ethnic minorities. It also means other potentially overlooked groups, such as people with disabilities, older people, etc.

One of my colleagues did not choose a supplier that met our company’s needs. Given the comments that he often makes, it’s likely that it was because of the supplier’s nationality and ethnicity. What should I do?
Any discrimination based on skin color, nationality or ethnicity is unacceptable to EDAP-TMS. Any employee faced with this type of behavior must not hesitate to bring this situation to the attention of their manager or the Human Resources Department.

HARASSMENT

EDAP-TMS prohibits any behavior that may undermine an individual’s dignity. Any behavior or action that may be contrary to this and in particular any form of moral or sexual harassment is unacceptable.

It is thus forbidden to knowingly seek to hurt, anger or force someone into error. It is also forbidden to behave in a way that someone has clearly indicated as undesirable.

In practice

My manager can be very intimidating. I know it’s to motivate us to do quality work, but sometimes it can be really humiliating and derogatory, which undermines the entire team’s morale. What should I do?
The role of each manager is to stimulate and motivate their team to do quality work. A manager must thus treat their team with respect and act in an appropriate manner. If an employee believe that they are not being treated professionally, they must do their best to talk about it openly with their manager. If they are unable to do this, or if after discussion the behavior persists, they must talk to human resources. They may also use the professional alert system. (see Chapter: Information Obligations and Alert System).

During a company party, one of my female colleagues found a manager’s behavior towards her to be inappropriate, in particular with gestures, looks, and improper comments. She doesn’t dare talk about it, because she doesn’t want to seem prudish or risk her professional growth. How should I behave?
Any employee faced with this type of situation should encourage their colleague to speak with the manager involved if she feels capable. If not, the situation should be brought to the attention of human Resources. If the colleague does not act, it will be up to the employee to do it and to report what their colleague told them to Human Resources, even if they do not know all of the facts or were not a direct witness. It is essential to put an end to any unacceptable behavior before it escalates.

RESPECTING PRIVACY AND PERSONAL DATA PROTECTION

All employees and third parties with whom EDAP-TMS is involved (doctors, providers, representatives from the scientific community, etc.) have the right to privacy with regard to their private lives. To this end, EDAP-TMS is committed to protecting their personal data.

Personal data is information that would directly or indirectly identify a person (name, birthdate, social security number, photographs, email address, computer identification, etc.)

EDAP-TMS employees should:

-	Ensure that the people for whom the group collects personal data are informed of the type of information collected and how EDAP-TMS intends to use it.
-	Collect only the personal data that is necessary and destroy or correct inaccurate or incomplete data.
-	Ensure that such information is transmitted, internally, only to authorized persons who have a legitimate need to know about it.
-	Ask for advice before transferring personal data outside the country in which it was collected.
-	Guarantee the right of their colleagues to have their privacy respected.

On the other hand, EDAP-TMS employees should not:

-	Collect so-called “sensitive” information (relating in particular to health status, ethnicity, sexual preference, political opinions, religious beliefs) without the consent of the person involved, or only if the law requires it.
-	Communicate personal data to someone outside the company, except in the event of legal obligation, use of technical service providers or if the person involved has given their express authorization.
-	Save this information longer than the legal or professional reason for which it was acquired.
-	Access or store personal data, except with necessary authorizations and if needed imperatively for company activities.
-	Use these personal data for personal use.

In practice

During a business trip, my suitcase containing a USB with personal data about clients was stolen. Unfortunately, the data was not encrypted, but I don’t see what the thief could do with it.
The loss of personal data could lead to legal consequences, impact EDAP-TMS’ reputation, and may harm those whose data was lost. Indeed, there is an increasing amount of identity theft from data lost in this way. When possible, make personal data anonymous or use code names.

I recently heard a conversation between my manager and human resources about a colleague and the fact that he is very ill. I’d like to know if there is anything I can do to help him. Can I contact my colleague directly or should I speak with my manager first?
In such a case, it is important to not contact your colleague directly, but rather your manager or human resources, who will if needed get in touch with your colleague to let him know. Furthermore, in order to respect the privacy of every employee, it is important to not divulge personal information about other employees.

A friend that doesn’t work at EDAP-TMS is asking me for my colleagues’ email addresses, for professional use. Can I give them this list?
You must have the consent of those involved before giving out their information. Before personal data is transmitted outside the company, it is important to consider how that information could end up in other hands.

RESPECTING HYGIENE, SAFETY, AND THE ENVIRONMENT

EDAP-TMS is committed to protecting the health and safety of its employees and all persons in contact with the company in the short, medium and long term, i.e. assessing, preventing and controlling physical risks, radiological or environmental factors inherent in the activities carried out by the company.

To this end, the EDAP-TMS Committee on Hygiene and Safety of Working Conditions (CHSCT) provides regulatory, technical and scientific monitoring and supervises the safety of industrial processes and hygiene.

EDAP TMS also strives to train employees so that they are aware of their active role in and responsibility for preventing accidents.

Finally, EDAP TMS is committed to promoting safety and protection rules for its suppliers, processors and subcontractors.

EDAP-TMS is also committed to limiting the impact of its activity on the environment by favoring the use of recyclable materials and developing biodegradable packaging.

In practice

My manager told me that he thought I wasn’t sleeping enough and advised me to not go out as much after work. He’s afraid that I’ll fall asleep and suffer an accident. It’s true that sometimes I don’t sleep much, but I can still do my job and what I do outside of my working hours has nothing to do with him. Don’t I have the right to privacy?
What EDAP-TMS employees do outside of work concerns only them. But if their fatigue puts them or their colleagues in a dangerous situation, their managers are right to speak to them tactfully and while respecting their privacy. Even though EDAP-TMS respects employee privacy, it is not possible to accept behavior that may lead to a dangerous situation for anyone while carrying out professional functions, or that may adversely affect performance or the reputation of the company. This concerns sleep as well as consumption of alcohol or drugs, or any other addictive behavior that may have an impact on behavior at work. There is no compromise when it comes to safety.

One of our subcontractors was found drinking alcohol on premises. As he is not a salaried EDAP-TMS employee, do I have to worry about it?
It is important to let EDAP-TMS management know about any behavior that could put anyone in danger or compromise work environment safety for employees.

RULES OF GOOD CONDUCT REGARDING EDAP-TMS

CONFIDENTIALITY AND PROTECTION OF SENSITIVE INFORMATION

Any information that is not public must be protected, even in the absence of a formal obligation of secrecy, whether it is information concerning the Company, its employees or third parties.

The competitive advantage of EDAP-TMS is based primarily on sensitive information of a scientific, technical or commercial nature. This information is of great value to the company and its unintended or accidental disclosure may not only affect the competitiveness of the company but may also be a source of malicious or unfair competition (counterfeiting, industrial espionage). Indeed, the risks of file piracy and the introduction of viruses or other acts of this type are permanent and concern all employees.

All necessary measures must be taken to ensure their protection, whatever their medium, as well as their safe storage. In addition, the dissemination of such information, by any means including social networks, may constitute a breach of EDAP-TMS's confidentiality commitments towards third parties or insider trading.

Ensure the protection of such sensitive information and carefully consider any situation where it is intended to be spread outside the Company, even in the context of business relationships already established with third parties.

Examples of privileged information include information relating to financial results, acquisition or divestiture projects, research and development, significant clinical trial results, authorization for a new product, the loss or gain of a significant market, or ongoing litigation (see Chapter: "Prevention of Insider Trading").

It is therefore necessary not to divulge confidential information to persons outside the company and to always be vigilant during conversations in public places (train, plane, taxi, public transport, restaurant, seminar, etc.).

In the event of e-mail requests coming (seemingly) from management, concerning specific requests for information or money transfer, it is recommended not to reply without first contacting the issuer for oral confirmation.

It is also important to consult the legal officer to assess the need to sign a confidentiality agreement in order to take any specific protection measures before disclosing sensitive information to third parties.

Finally, alert management to any irregularity that may indicate that sensitive information confidentiality or protection may have been affected (documents disappearing, abnormal request for information, clues suggesting information systems have been manipulated, etc.).

In practice

My friends often ask me questions about my work at EDAP-TMS. They are curious about how our products work and what new launches we are preparing. Of course, I know a lot of the answers because of my work, but what information can I really tell them?
Any information (written, electronic, verbal or any other form) not available to the public and to which you have access as an EDAP-TMS employee, must be considered internal and thus confidential. Revealing it, even to friends in confidence, is unacceptable and may harm the interests of the company.

A colleague who left EDAP-TMS told me that he realized that he still had internal company documents at home. What advice can I give him?
If they are copies, ask him to destroy them. If they are originals, he should send them to an EDAP-TMS employee who can receive this information. Talk to your manager to make sure the appropriate measures are taken.

During a meeting, a person I don’t know introduced herself as the marketing manager at an agency that was hired for a campaign for one of our products, but they have not yet signed a contract with EDAP-TMS. Can I provide information that is confidential, such as non-published results of a new study on this product?
Until our company has signed a confidentiality agreement or contract containing a confidentiality and non-disclosure clause, this person, and their company, may not have access to sensitive and confidential information on any of our products.
This contact should be directed to the appropriate person internally. Talk to your manager to make sure the appropriate measures are taken.

PRESERVING IMAGE

EDAP-TMS is committed to preserving its image and reputation, particularly in the context of the professional or individual use by its employees of new communication tools accessible via the Internet such as social networks, blogs and photo and video sharing sites, as well as forums.

Each employee thus commits to using, in a professional context, the tools at their disposal in the company’s Graphical Charter, on the company’s extranet, in the Corporate Identity section.

Only authorized employees are permitted to communicate, on behalf of the company, regarding the company’s activities and products.

Employee comments made about the company while using social media, including in the private sector, can not only be attributed to the company, but also have negative repercussions on the reputation and image of the company. Employees must therefore use social networks responsibly and must remember that they can be held responsible for the content of their publications on the Internet.

Finally, EDAP-TMS employees must not respond to media questions about products or the company without being qualified and authorized to do so.

In practice

On a colleague’s Facebook page, I saw that he was expressing personal views on EDAP-TMS operations.
Today, social networks have become a popular form of expression. Employees who participate must clearly indicate that they are expressing only their personal views and take the necessary precautions so that there is no confusion with EDAP-TMS positions. It is thus important to bring up the issue with the colleague who may not have realized how their behavior may be contrary to the company’s interests.

Our team participated in a seminar in a hotel, where we had dinner and spent the night. One of the members of the team drank more than he should have and behaved irresponsibly, telling inappropriate jokes and acting aggressively towards hotel staff. What should I tell him?
Even if this incident occurred in the evening, the employee was attending the event for the company. To the other hotel guests, he was thus still representing EDAP-TMS. It is clear that his behavior is unacceptable and must be duly sanctioned.

PRESERVING INTELLECTUAL PROPERTY

Regarding EDAP-TMS identity and company brands: The EDAP-TMS name, the name of products (such as Focal One or Sonolith), the slogan (such as “Bringing New Horizons to Therapy”), and the logo create the EDAP-TMS company identity.

Before publicly using the EDAP-TMS name, the name of products, the slogan or the logo, it is important to confirm with the marketing department and/or the legal manager how these elements may be used and presented.

Regarding company inventions and patents: The practice of EDAP-TMS is to patent the inventions of their employees in the course of their duties.

If an employee is involved in product development, they must contact the R&D manager concerning the patentability of their work. Furthermore, each employee must be aware of any infringement of EDAP-TMS's patents and must report any infringement directly to the legal manager and the R&D manager.

When a component requiring copyright protection is created for EDAP-TMS, it is essential to reference EDAP-TMS copyright on the development carried out, and to inform the legal manager in order to file the patent.

Conversely, each company employee must ensure that his or her work does not infringe upon the intellectual property of third parties.

In practice

I currently work with a laboratory, and in the context of these exchanges, I identified several good ideas that I could integrate into our products. Can I develop a model by implementing one of these ideas?
This is possible if the EDAP-TMS employee has first verified that this idea is free of copyright. If not, the employee must contact the legal manager or the EDAP-TMS R&D Director, who will analyze the situation.

USE OF COMPANY ASSETS

The purpose of the company's assets is to enable employees to achieve the economic objectives of EDAP-TMS. The misuse or waste of such resources, including working time, is harmful to the company and detracts from the operational and financial performance of EDAP-TMS.

Company employees must not use the Company's resources for private purposes. Personal use of communication tools such as e-mail, telephone, internet, etc. may be tolerated if limited, and if it does not lead to unreasonable costs or encroach on the employees’ professional activity.

They also must not make inappropriate use of information systems, email and the Internet.

In practice

My home printer doesn’t work but my wife urgently needs to send her CV for a job. Can I type and print it in the office?
Use of the computer for personal documents is possible as long as it remains reasonable, and does not impede upon the employee’s professional activities and is done outside of their working hours.

A friend working for another company regularly sends me a “joke of the day” via email, and it’s sometimes very funny. I’d like to forward some of these to my colleagues to entertain them but I’m not sure my manager would appreciate it.
It is not advisable to send these “jokes”. The company email system and access to the Internet must never be used to access, save, send, or publish documents that are not compliant with the EDAP-TMS SPIRIT. This of course includes images, videos and text that are political, pornographic, religious, having racist commentary or anything that promotes violence, hatred or intolerance.

RULES OF GOOD CONDUCT REGARDING THIRD PARTIES AND STAKEHOLDERS

PREVENTING CONFLICTS OF INTEREST

Any employee may be confronted with situations in which his or her personal interests may be in conflict with those of the company. Anything that may appear to be a conflict of interest can cause problems and damage the reputation of the group.

Personal interests must be understood in the broad sense of the term, since they concern both the interests of the employee and those of any natural or legal person in his or her circle.

In order to prevent situations of conflict of interest, employees must be vigilant in situations where the objectivity of their professional decisions could be altered.

They must inform their manager in the event of a real, apparent or potential conflict of interest that could affect or could give the impression of affecting their judgment or actions (for example, when a parent is employed by a supplier) or when they hold a position, function or financial interest in any organization that is a competitor, customer, supplier or a commercial partner of EDAP-TMS when the functions at EDAP-TMS allow an influence on the relationship.

It is also important for a company employee to politely but firmly refuse any gift or invitation that may be offered and that could have the effect of creating a sense of indebtedness.

In some countries, refusal of a gift from a professional partner may be culturally unpopular or even detrimental to future professional relationships with the latter. In this case, discuss with management how the gift should be handled.

In practice

My wife works for one of our competitors. At home, we do not talk about work and I do not see how her professional activities concern our company. Some of my colleagues do not share this opinion.
This could create the appearance of a conflict of interest. It is important for the employee to discuss the subject with their manager or the Human Resources Department. The employee and his wife must also make every effort to ensure that confidential or proprietary information for both companies remains protected.

My brother runs a promotional printing company well-known for the quality of their services. As a person in charge of organizing an information campaign about a new product, can I propose the project, given that his company represents the most interesting offer?
A proposal is possible for the employee. However, it is important to communicate the relationship to the potential professional partner to management, so that the decision is made in an objective and informed manner and the employee is not involved in the decision-making process.

In my professional activities, I organize numerous trips, conferences, and meetings. The travel agency I work with often offers me an all-expense paid weekend for my parents for their wedding anniversary. It’s very nice of them, and I wouldn’t be directly benefitting. Can I accept?
An EDAP-TMS employee cannot accept such a gift even if they are not benefiting directly. Accepting such a gift would make it difficult to prove impartiality when the employee is making new reservations on behalf of EDAP-TMS. The mere appearance of a conflict is unacceptable and it is important to politely decline an offer and to clearly explain why.
Note: The opposite case (offering gifts to third parties) is covered in the chapter “Fighting Illicit Payments and Corruption”.

PREVENTING INSIDER TRADING

Insider trading is the purchase or sale of a company’s securities by a person who has knowledge of material information that has not yet been made public that could affect the value of such shares. An insider trader may also be an employee of the company who, while in possession of sensitive and confidential information, would exercise an option (see Chapter: "Confidentiality of Sensitive Information").

Company employees should therefore bear in mind that acquiring shares in the company is not prohibited but that the use of inside information in connection with their investments may be affected by the legislation on insider trading.

EDAP-TMS employees must also maintain confidentiality of any privileged information to which they may have access in order to avoid unintentional disclosure.

Insider trading may consist of the sale or purchase of shares prior to the announcement of new issues that may have an impact on the market price of EDAP-TMS shares, or those of a current or potential partner, if this transaction is based on privileged information, such as financial results, acquisition or divestiture projects, significant clinical research results, authorization of a new product, loss or gain of a significant market, ongoing litigation.

An insider trading offense is also characterized if a third party has carried out these operations, on behalf of the employee or not, on the basis of information provided directly or indirectly by the employee.

In practice

At lunch, in the dining hall, I heard colleagues at a table next to mine speaking about a sharp increase in our company’s profits for the last quarter, which would be announced publicly in two days. I wonder if I should buy company shares before the news is made public so I can then resell them at a profit.
Having this information makes an employee an insider and consequently prohibits him or her from trading company securities, as long as this information is not public.
By the pricing of EDAP-TMS on the US stock market, the employee may be sued by the SEC (Securities and Exchange Commission) and impose heavy penalties and administrative penalties.
As a reminder, the procedure (03-006B) in force at EDAP-TMS controls purchases and sales by the employees, relating to EDAP stock.

I understand that I cannot buy EDAP-TMS shares myself due to privileged information that I have. But what if I “suggested” to my best friend that it would be smart to buy EDAP-TMS shares now?
This would be just as unacceptable as if the employee bought the shares himself. Even if the friend in question does not follow the advice, the simple fact of relaying a rumor is also contrary to ethics and the law.

RESPECTING FREE COMPETITION

Violation of antitrust laws and competition laws are punishable by fines and damages for the company and the individuals involved. Moreover, in some countries, serious violations, such as unlawful agreements on pricing or the distribution of markets between competitors, are punishable by imprisonment.

Competition and antitrust issues can arise both from contacts that EDAP-TMS has with its competitors and from its relationships with suppliers and customers.

In the case of relationships with EDAP-TMS competitors, the following should never be discussed: price matters (tariffs, discounts, pricing methods, etc.), product information (marketing and marketing strategies), production (industrial capacity, logistics, quality of products, etc.), market distribution, financial information, intent to compete or not for a call for tenders, agreements or contracts with suppliers or customers.

In the case of relationships with suppliers and customers, any implementation of discriminatory or boycotting practices constitutes a violation of the rules of competition law.

In practice

During a conference at a hospital in which an acquaintance who has a similar job with one of our competitors, I learned that both of our companies would respond to a call for tender from the same hospital. Can I discuss the call for tenders with him?
It is important for company employees to be careful when talking with an EDAP-TMS competitor about subjects that may involve prices or costs. You should thus avoid talking about this call for tenders with this person both in the professional context of the conference and in the context of a personal relationship.
If a competitor spontaneously communicates such information it is best for the EDAP employee to end the conversation and alert their manager and the legal manager.
It is important that the information received is not disclosed to anyone, because even if the exchange was not voluntary, it could give the appearance of an unlawful agreement or a rigged offer, which is contrary to ethics and, in most countries, illegal.

FINANCIAL INFORMATION, TAXATION, AND FIGHTING MONEY LAUNDERING

Regulations require listed companies and their employees to correctly, accurately and truthfully disclose regulated information. The communication thus affects not only the image and reputation, but also the stock market price and the confidence of the shareholders of a company.

Failure to comply with the financial reporting rules can not only result in heavy fines imposed by financial or other authorities but also undermine the Company's image and undermine its credibility in financial markets.

In practice, all information publicly disseminated by EDAP-TMS must be analyzed and approved in accordance with the company's requirements. This applies in particular to official financial statements and annual reports to stock exchange authorities and other similar publications, and information made public in any manner whatsoever.

Irrespective of the publication of the company's financial statements or the announcement of financial transactions, the public must be informed in due time of any event likely to affect the price of EDAP-TMS shares. This includes annual and quarterly financial results, authorizations from administrative or regulatory authorities for a major product, the results of clinical trials related to a strategic product, developments in certain disputes affecting the company, or the withdrawal from the market a strategic product.

As a result, EDAP-TMS employees involved in the production of financial documents have an obligation to ensure that the information contained in the financial or other documents is accurate. This is an essential element in the honest, efficient and lawful conduct of the company's business. In particular, it is imperative to provide our shareholders with transparent, faithful and reliable information.

The company also commits to spreading information fairly to markets.

Company employees must also document and record their expense reports accurately and consult their managers if there is any doubt as to the legitimacy of reimbursement of certain expenses.

This also means that the company is committed to ensuring that its documents (financial, accounting, commercial, etc.) are kept safe and that employees comply with archiving instructions.

Finally, EDAP-TMS employees must comply fully with internal or external auditors.

The company’s financial management commits to informing the Audit Committee of any information of which it is aware and which concerns significant deficiencies in the definition or implementation of the company’s internal controls which could affect the ability to record, produce, synthesize or disclose financial or other material information to investors. It also commits to communicating any case of fraud, material or otherwise, which involves management or any employee who has a significant role in accounting and financial production or internal control.

Moreover, EDAP-TMS commits to complying scrupulously with tax legislation and to paying all necessary local and national taxes. Consequently, the company and its employees commit to keeping full and accurate books and accounting documents and to making tax returns on a regular, exhaustive and precise basis.

Finally, company employees must ensure that company activities are not used, directly or indirectly, to "launder" funds from criminal activities.

Employees agree to not accept cash transactions, or to conceal payments through the use of third parties.

In practice

I was asked to verify sales reports that my manager prepared for the end of year closing. I think I have detected an error no one else seems to have noticed. I am hesitant to talk about it for fear that this will harm my relationship with my manager.
The reason an employee is responsible for checking documents is precisely to ensure that they do not contain errors. By not bringing up this error, the employee is not doing his job properly and is not serving the interests of the company. The employee must therefore inform his or her manager of the error. He or she would have no reason to reproach him or her; on the contrary the employee will have acted well in preventing the return of inaccurate information.

One of our customers asked us if he could pay us from different accounts, both by checks and in cash. Is that acceptable?
Employees must be particularly vigilant with this type of transaction, which could be a money-laundering technique, a method allowing illicit funds (drug trafficking, corruption, etc.) to be concealed or transformed into seemingly legal operations.
The company's employees must therefore take all possible measures to ensure that it is indeed a regular transaction.
The warning signs to be taken into account include payments in foreign currencies other than those indicated on the invoice, proposals for cash payments or those made by a person not included in the contract; payments on or from accounts which are not those normally used in commercial dealings, or accounts located in tax havens or in a country other than that of the third party. If the account is not in the name of the contracting company, the payment must be refused.

I think we made a mistake in a tax return a few years ago that had the effect of lowering our tax rate at that time. What should I do?
EDAP-TMS is scrupulously committed to reporting its taxes in accordance with applicable legislation and maintaining trust with tax administrations. The best reaction is therefore to go back to the company’s Financial Manager to verify that this is indeed an error and, if so, how to deal with the matter with the tax administration and what processes to put in place in order to limit this type of occurrence in the future.

FIGHTING ILLICIT PAYMENTS AND CORRUPTION

In every country in which it operates, EDAP-TMS is fully committed to fighting corruption in all its forms.

Employees must not offer, promise or give money, including a facilitation payment or anything else of value (gifts, invitations, promises of internship, etc.) to a representative of public authorities, a political party, a politician or union representative, or even to charitable or similar organizations in order to obtain any advantage for EDAP-TMS.

EDAP-TMS employees are also prohibited from accepting or soliciting money or other valuable information that may result in the EDAP-TMS loyalty requirement being breached.

Finally, company employees must not use intermediaries to do what EDAP-TMS has no right to do. They must respect, and require company providers to do the same, the legal and conventional anti-corruption and illegal payment provisions, such as the 19971 OECD Convention or the Foreign Corrupt Practices Act in the United States2.

In the context of relations with service providers, certain warning signs may be indicators of a risk of corruption on the part of the latter.

Particular attention should be paid to:

-	The provider’s reputation in the country, especially given the general corruption indicators for the country involved (such as those from organizations such as Transparency International, for example).
-	Contracts, which must precisely describe the parties’ missions.
-	Commissions’ payment methods in the context of agreements with agents and consultants
-	Fees which must correspond to market prices for equivalent services
-	Invoices on which the services must be detailed

In practice

I am opening a new office and the local authorities have asked for a small gratuity to install our telephone lines. Do I have to pay?
If the payment demanded is not a legitimate installation fee, the employee does not have to pay. In this case, it is important to inform the company’s financial manager, who will offer help and support.

I understand that the company cannot offer a gift to a public official. Can I, however, offer a gift to my agent to thank him for his help in obtaining a contract with an administration?
Whether such a gift is made to a public official by an employee using their own funds, or by the company, this is an offense. In doing so, the employee would be taking a risk not only for the EDAP-TMS company, but for himself. Furthermore, in the context of increased cooperation between states that have ratified international conventions against corruption, acts of corruption committed abroad can also be prosecuted in the country of origin.

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1http://www.oecd.org/corruption/oecdantibriberyconvention.htm

2 https://www.justice.gov/criminal-fraud/foreign-corrupt-practices-act

SECURITY IN RELATIONSHIPS WITH SUPPLIERS

EDAP-TMS asks all the providers with which it works to respect the highest ethical standards in all their activities. This applies to the field of human rights and working conditions, safety and environmental health, conflicts of interest and the fight against corruption.

Company employees must therefore select suppliers based on open and competitive calls for tender and ensure that all bids are compared and considered equally and without favoritism.

Company employees must ensure that company expectations in terms of ethics are well understood and respected by all company providers, regardless of the country in which they are located.

EDAP-TMS employees must ensure that their suppliers are not in a situation of excessive economic dependence vis-à-vis the company.

EDAP-TMS is committed to paying its suppliers under the agreed conditions, unless there are legitimate reasons for not doing so, such as non-delivery of goods ordered, partial delivery or delivery of defective goods.

The company is also committed to respecting all contractual elements linking it with a supplier.

Finally, the company is committed to not continuing work with a supplier who repeatedly fails to meet the company’s expectations or who does not respect its ethical principles, in particular with regard to human rights and/or the fight against corruption.

In practice

I was looking for a new hardware distributor. The first I contacted offers quality but expensive products. The products of the second are not of such good quality but they are cheaper. Can I inform the former of the prices offered by the latter in order to try to lower their prices?
It is possible for an employee to say, in general, that another supplier offers more attractive prices but not reveal the prices or the identity of the other supplier. It would otherwise be a disclosure of confidential information contrary to ethics and, in many countries, against the law.

BEST PRACTICES FOR PROMOTION

In all of its activities promoting and communicating products manufactured and marketed by the company, EDAP-TMS is committed to:

-	Applying the highest ethical standards to all of its communications by ensuring that the information provided is up-to-date, accurate, objective and reliable but also sufficiently complete to allow good assessment of the quality of the product concerned and its proper use.
-	Ensuring that all promotional materials and product information are based on scientifically proven results.
-	Responding to requests for transparency regarding the relationship between EDAP-TMS and healthcare professionals as well as with patient associations and suppliers.

Regarding relations with health professionals more specifically, EDAP-TMS is committed to respecting the laws in force both in the country of origin of the healthcare professionals and the country where the event takes place, in particular with regard to invitations to conferences, conventions or scientific events.

Each doctor is reminded of this obligation for transparency in the context of the contract that links him or her to the company, by specifying that he or she must communicate the nature and fees received from EDAP-TMS each time he or she speaks about a company product.

In practice

Last week during a meeting with a doctor, the doctor told me that he could promote EDAP-TMS products to his colleagues if I thought I could offer him more frequent opportunities to speak as a paid expert at conferences in which EDAP-TMS participates. Can I respond to this request and immediately enter into a speaker’s contract with this doctor?
EDAP-TMS regularly uses the services of health professionals who can provide expertise that the company does not have in conferences, publications or studies. Agreements formalizing this type of cooperation are strictly governed by the procedures and principles in force in the company and these agreements can in no way be linked to a request or an offer concerning an EDAP-TMS product.

PRODUCT SAFETY AND QUALITY

High performance, technological innovation, and the safety and quality of our products are proof of our commitment to and respect for our consumers, thus maintaining their confidence, building our brands’ reputation and guaranteeing EDAP-TMS’s performance in its field.

The company is also committed to marketing products that have proven safety and effectiveness, guaranteed by rigorous evaluation methods. Each EDAP-TMS employee involved in development, production, marketing, sales and services, must seek to achieve total product quality from conception to distribution even after it has been placed on the market.

Employees must respect all national and international laws and regulations to ensure the compliance of all company products.

EDAP-TMS is committed to the implementation of the highest standards of safety and quality control at every stage, from product design to production and distribution.

In order to guarantee this level of safety and quality, EDAP-TMS has implemented a quality approach based on the ISO 9001 and ISO 13485 standards.

The EDAP-TMS quality management system is based on the implementation of a quality manual, organizational procedures, instructions and records. This system is audited each year by a certifying body that is authorized, recognized and/or accredited by numerous bodies such as the ANSM, COFRAC, the CCN, the IECEE, the FDA, and INMETRO.

Moreover, company employees must not ignore potential problems concerning the safety and security of company products and quality controls.

In the context of monitoring vigilance, any employee who is aware of a side effect on a patient during treatment with one of our products must immediately inform the QA/RA, who will be responsible for making the statement to the competent authorities.

Employees should also not interfere with free and open dialogue on product safety issues so that none of them is ignored.

In practice

I worked on a production line and noticed that a machine had elements suggesting that it was defective. The problem is known but my supervisor has done nothing. I know the production plan is very tight. Do I think he's right to ignore the problem?
To ensure that our clients receive the highest quality products, EDAP-TMS has implemented quality control systems at every step of the production process. Quality is the company’s priority, regardless of production plan constraints.
Every employee who is aware of a problem of this type must openly discuss the problem with his or her manager and work with them and the rest of the team to solve the problem before resuming production.
He or she must also trace the non-compliance by filling out a non-compliance form.

COMPLIANCE WITH AMERICAN LEGISLATION REGARDING COUNTRIES UNDER EMBARGO

In a globalized world, the development of EDAP-TMS is naturally oriented internationally.

In this context, and due to the company's listing on NASDAQ's capital markets in the United States, EDAP-TMS is committed to fully complying with US regulations on economic sanctions and embargoes.

As a result, EDAP-TMS is committed to ensuring that its foreign employees and affiliates do not enter into business relationships with certain countries, groups and individuals, particularly organizations associated with terrorist activities and drug trafficking.

Company employees must not engage in any business relationship with targeted governments or organizations, or any individuals or entities acting on their behalf.

The company is also committed to limiting investment, as well as trade in goods, technology and service in countries subject to the blacklist of countries under embargo issued by the United States.

EDAP-TMS is committed to not exporting to these countries any products or technologies which are considered to be of strategic importance because of the possibility of being used for military purposes.

In case of doubt about the legitimacy of initiating a business relationship with a foreign actor the employee must refer to the black list of the countries under embargo and to inform the EDAP-TMS financial manager.

In practice

During a urology conference, I was contacted by a Sudanese doctor who wanted to see his hospital equipped with an EDAP-TMS machine. Can I enter into negotiations with this hospital?
Sudan, like Iraq, Iran and other countries, is identified among countries under American embargo.
In this context, due in particular to the numerous spare parts of EDAP-TMS machines which can be dual-use and in particular of military use, it is necessary to act with the utmost caution and to contact the company’s legal manager and financial manager before making any contact.
Depending on which country is on the blacklist, they will instruct the employee on how to proceed in order to strictly control the process (notably by providing the necessary documents such as the EAR99 declaration), or even by interrupting the process directly.

INFORMATION OBLIGATIONS AND ALERT SYSTEM

If an employee believes, in good faith, that a law, regulation or even one of the principles in this Ethics Code is being violated, or is about to be, he or she may, in accordance with applicable rules in the country in which he or she resides and carries out his or her activity, freely speak to his or her manager or the manager of the Internal Audit (bbayard@edap-tms.com), about his or her concerns regarding the potentially illegal or unethical practices.

In addition, if an employee in good faith has a doubt or suspicion of possible unlawful or unethical practices in financial, accounting, internal control, competition, fighting corruption, anti-competition practices, fighting discrimination and harassment at work, protection of the environment or health, or health and safety at work, an alert procedure is available. (See Regulation CNIL No. AU-004)

He or she can directly address internal control based at headquarters in France, where a specific and secure device has been set up, via the e-mail address: AlerteProfessionnelle@edap-tms.com

The reported facts will then be categorized by describing: which practice is concerned, who is concerned, when the facts occurred, how they occurred, and preferably the contact details of the person who initiated the alert.

No penalties or discriminatory measures shall be applied against the employee provided that he or she acted in good faith with no intention of harm, even if the facts alleged to have been the subject of the alert should prove to be inaccurate or do not give rise to any follow-up.

"Good faith" means that at the time the employee gave the alert, he or she believed that the information provided was complete, honest and accurate, even though it later appeared to be a mistake.

The Internal Audit department would conduct an investigation into the facts of the alert, respecting the principles of confidentiality and the presumption of innocence.

In the course of an ethics investigation, everyone is obliged to cooperate fully and to provide, at the first request, all information and documents.

The persons affected by the alert shall be informed as soon as possible, subject to any preliminary investigations required or to specific regulatory provisions (see Tracfin). They have the right to correct and/or delete data concerning them that appears to be inaccurate, incomplete, dubious or out of date.

Any alert resulting in fraudulent conduct, material failure or significant inadequacy of internal control results in corrective actions and/or disciplinary sanctions and/or prosecution.

EDAP-TMS EMPLOYEE ENDORSEMENT OF ETHICS CODE

The undersigned EDAP-TMS employee acknowledges that he or she has read the Ethics Code to which this endorsement is attached, and commits to complying fully with it, in all places and throughout the duration of the EDAP-TMS employment contract.

He or she recognizes the following principles and responsibilities as well as other EDAP-TMS regulations, procedures and policies.

  Act with honesty and integrity and limit conflicts of interest involving personal or professional relationships;
  Provide shareholders and the market with information that is fair, accurate, complete, objective, understandable and timely;
  Comply, in good faith, with the rules and regulations of governmental organizations and other private or public regulatory bodies to which the Corporation is subject;
  Act at all times in good faith, responsibly, competently, cautiously and intelligently, without distorting material facts and objective elements;
  Act objectively without allowing independent judgment to be compromised;
  Respect the confidentiality of company data (except when authorized to disclose information) and limit the use of company information for personal purposes;
  Share knowledge and skills with other employees in order to improve the company’s communication with its stakeholders;
  Encourage ethical behavior among company employees and stakeholders;
  Guarantee responsible use and effective control of all company assets and resources entrusted to him or her;
  Immediately report any violation of the Ethics Code to the CEO, Finance Director and Internal Audit Department, if there are objective and reasonable reasons to believe that the code has not been complied with.

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